Source

MARKET NEWS

Date

05/04/2006

Time

06:00:18 PM

Company

Derek Oil & Gas Corporation

Title

Short

Positions on 2006/04/30      59,000      3

  DMIS Processed No  CDNX Symbol: DRK

Exchange: VSE  Symbol: DRK

Exchange:   Symbol:

Exchange:   Symbol:

Press Release

DEREK OIL & GAS CORP ("DRK-V;DRKOF-L")

- Short Positions on 2006/04/30      59,000      39,000

//st

Net       Total     Last        Total       Price

Date         Change     Shorted    Price       Volume       Range

----------------------------------------------------------------------------

2006/04/30       39,000      59,000     0.40*     986,902    0.39 - 0.42

2006/04/15       -4,400      20,000        -      896,047    0.41 - 0.45

2006/03/31       24,400      24,400     0.42    1,469,482    0.42 - 0.48

2006/03/15      -42,500           0     0.47      811,903    0.46 - 0.50

2006/02/28        4,000      42,500     0.50      699,166    0.43 - 0.50

2006/02/15      -13,000      38,500     0.43    1,170,165    0.43 - 0.55

2006/01/31       51,500      51,500     0.46    1,068,421    0.45 - 0.50

2006/01/15            0           0     0.48*     304,673    0.48 - 0.50

* - Indicates that the closing price used is the last non-zero closing price and is not the closing price on the report date.

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